

March 9, 2018

Dear Fellow Newell Shareholders,

Despite only a few days having passed since our last letter, we find ourselves in the remarkable position of witnessing yet another director resignation from the Newell Brands Inc. ("Newell" or the "Company") Board of Directors (the "Board"). Yesterday, just one week after the announced resignation of Ros L'Esperance, Newell announced that another long-tenured director, Kevin Conroy, had resigned from the Board. In our opinion, there is no reasonable explanation for this mass exodus other than directors desiring to cease their association with such poor corporate governance and dismal operational performance. Unfortunately, we believe that this Groundhog Day situation highlights the unrelenting frustration among independent directors on the Board. In the fifteen-year history of Starboard Value, we have never seen such a rapid flight of directors from a company's board. It is rare to see any public company director resign from a board just two months before an annual meeting when instead they could simply not stand for re-election and roll off the board in the normal course. To see three directors resign abruptly is very concerning. Four directors is shocking. *Five* directors is unfathomable. This is now almost half of the Board that has abruptly resigned just months ahead of the 2018 Annual Meeting of Stockholders (the "2018 Annual Meeting").

As you recall, in our first letter, dated February 12th and addressed to Michael Polk, CEO of Newell, we highlighted the extremely poor operating performance of Newell under the current leadership team and the serious concerns we had about the Board dynamics following the resignation of three well-respected directors – Martin Franklin, Ian Ashken, and Domenico De Sole, the last of whom had served on the Board of Newell and Newell Rubbermaid Inc. for over ten years. In our second letter, dated March 5th and addressed to our fellow shareholders, we expressed our escalating concerns regarding the abrupt resignation of yet another Newell director, Ros L'Esperance. Today, we write our third letter following the announced resignation of *another* Newell director, Kevin Conroy.

It is clear to us that there must be serious dysfunction within the Newell Board, and significant change is required. It is important to understand that when directors on well-functioning boards have divergent opinions, they attempt to coalesce, with the belief that constructive, healthy debate can lead to the best outcomes for the Company. From our experience, only when it becomes abundantly clear that the untenable status quo will prevail, that divergent opinions will be silenced, and that any hope of change is unattainable, do multiple directors take the rare step of resigning without explanation. We believe this is the situation at Newell. With almost half of the year-end 2017 Board having now resigned, we believe that the Company has reached a crucial juncture while suffering from a dearth of leadership.

As we have previously written, these Board resignations come at an extremely critical time for Newell as performance has continued to deteriorate. Management is conveniently promising improvement to occur only after the anticipated conclusion of the 2018 Annual Meeting. We believe that management is clearly providing an aspirational outlook for results later in the year, after the vote, in an attempt to garner support. However, up to this point, five directors, or almost half of the Board, appear to be, in our view, voicing their lack of support for management's optimism, and the Company's current trajectory, with their feet.

We believe that the numerous director resignations are both a vote of no confidence in the current direction of the Company, and, simultaneously, a sign to shareholders of support for change. It is important to reiterate – these actions taken by such a large percentage of the Board's directors are truly extraordinary. We firmly believe that this provides indisputable evidence that the time for change at Newell is *now*.

Despite the continuous turnover of the Board, we remain steadfast in our belief that these challenging times for Newell have created a unique opportunity to invest in an iconic company and embark on a multi-year operational turnaround that can deliver outstanding returns to shareholders. While it appears that the resigning directors have given up on the inner-workings of the Company's current Board dynamics as well as management's ability to execute, our director nominees are eager for the opportunity to govern and oversee Newell while enacting the substantial changes necessary to put Newell on a path to creating meaningful value for shareholders. We remain extremely excited about the prospects for our value creation plan and look forward to sharing detailed specifics as we approach the 2018 Annual Meeting.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Starboard Value LP, together with the other participants named herein (collectively, "Starboard"), has filed a preliminary proxy statement and accompanying **BLUE** proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of director nominees at the 2018 annual meeting of stockholders of Newell Brands Inc., a Delaware corporation (the "Company").

STARBOARD STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Starboard Value and Opportunity Master Fund Ltd ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC ("Starboard S LLC"), Starboard Value and Opportunity C LP ("Starboard C LP"), Starboard Leaders Quebec LLC ("Starboard Quebec LLC"), Starboard Leaders Select Fund LP ("Starboard Select LP"), Starboard T Fund LP ("Starboard T LP"), Starboard Leaders Fund LP ("Starboard Leaders Fund"), Starboard Value A LP ("Starboard A LP"), Starboard Value A GP LLC ("Starboard A GP"), Starboard Value LP, Starboard Value GP LLC ("Starboard Value GP"), Starboard Principal Co LP ("Principal Co"), Starboard Principal Co GP LLC ("Principal GP"), Starboard Value R LP ("Starboard R LP"), Starboard Value R GP LLC ("Starboard R GP"), Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Mariposa Associates, LLC ("Mariposa Associates"), Ian G.H. Ashken, Martin E. Franklin, James E. Lillie, Bradley A. Alford, Pauline J. Brown, Bridget Ryan Berman, Domenico De Sole, Gerardo I. Lopez, Charles M. Sonsteby and Robert A. Steele.

As of the date hereof, Starboard V&O Fund directly beneficially owns 7,410,000 shares of Common Stock, par value $1.00 (the "Common Stock"), of the Company. As of the date hereof, Starboard S LLC directly beneficially owns 900,000 shares of Common Stock. As of the date hereof, Starboard C LP directly beneficially owns 510,000 shares of Common Stock. As of the date hereof, Starboard Quebec LLC directly beneficially owns 702,156 shares of Common Stock. As of the date hereof, Starboard Select LP directly beneficially owns 2,535,717 shares of Common Stock. As of the date hereof, Starboard T LP directly beneficially owns 1,714,600 shares of Common Stock. As of the date hereof, 2,642,638 shares of Common Stock were held in accounts managed by Starboard Value LP (the "Starboard Value LP Accounts"). Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 510,000 shares of Common Stock owned by Starboard C LP. Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 510,000 shares of Common Stock owned by Starboard C LP. Starboard Leaders Fund, as a member of Starboard Quebec LLC, may be deemed the beneficial owner of the 702,156 shares of Common Stock owned by Starboard Quebec LLC. Starboard A LP, as the general partner of Starboard Leaders Fund, Starboard Select LP and Starboard T LP and the managing member of Starboard Quebec LLC, may be deemed the beneficial owner of the (i) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (ii) 2,535,717 shares of Common Stock owned by Starboard Select LP and (iii) 1,714,600 shares of Common Stock owned by Starboard T LP. Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (ii) 2,535,717 shares of Common Stock owned by Starboard Select LP and (iii) 1,714,600 shares of Common Stock owned by Starboard T LP. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Quebec LLC, Starboard Select LP, Starboard T LP and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 7,410,000 shares of Common Stock owned by Starboard V&O Fund, (ii) 900,000 shares of Common Stock owned by Starboard S LLC, (iii) 510,000 shares of Common Stock owned by Starboard C LP, (iv) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (v) 2,535,717 shares of Common Stock owned by Starboard Select LP, (vi) 1,714,600 shares of Common Stock owned by Starboard T LP and (vii) 2,642,638 shares of Common Stock held in the Starboard Value LP Accounts. Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 7,410,000 shares of Common Stock owned by Starboard V&O Fund, (ii) 900,000 shares of Common Stock owned by Starboard S LLC, (iii) 510,000 shares of Common Stock owned by Starboard C LP, (iv) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (v) 2,535,717 shares of Common Stock owned by Starboard Select LP, (vi) 1,714,600 shares of Common Stock owned by Starboard T LP and (vii) 2,642,638 shares of Common Stock held in the Starboard Value LP Accounts. Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 7,410,000 shares of Common Stock owned by Starboard V&O Fund, (ii) 900,000 shares of Common Stock owned by Starboard S LLC, (iii) 510,000 shares of Common Stock owned by Starboard C LP, (iv) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (v) 2,535,717 shares of Common Stock owned by Starboard Select LP, (vi) 1,714,600 shares of Common Stock owned by Starboard T LP and (vii) 2,642,638 shares of Common Stock held in the Starboard Value LP Accounts. Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 7,410,000 shares of Common Stock owned by Starboard V&O Fund, (ii) 900,000 shares of Common Stock owned by Starboard S LLC, (iii) 510,000 shares of Common Stock owned by Starboard C LP, (iv) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (v) 2,535,717 shares of Common Stock owned by Starboard Select LP, (vi) 1,714,600 shares of Common Stock owned by Starboard T LP and (vii) 2,642,638 shares of Common Stock held in the Starboard Value LP Accounts. Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 7,410,000 shares of Common Stock owned by Starboard V&O Fund, (ii) 900,000 shares of Common Stock owned by Starboard S LLC, (iii) 510,000 shares of Common Stock owned by Starboard C LP, (iv) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (v) 2,535,717 shares of Common Stock owned by Starboard Select LP, (vi) 1,714,600 shares of Common Stock owned by Starboard T LP and (vii) 2,642,638 shares of Common Stock held in the Starboard Value LP Accounts.

As of the date hereof, Mr. Alford beneficially owns 13,400 shares of Common Stock. As of the date hereof, Mr. Ashken beneficially owns 511,374 shares of Common Stock. As of the date hereof, Mr. De Sole beneficially owns 66,464 shares of Common Stock. As of the date hereof, Mr. Franklin beneficially owns 2,047,227 shares of Common Stock. As of the date hereof, Mr. Lillie beneficially owns 97,836 shares of Common Stock. As of the date hereof, Mr. Lopez beneficially owns 2,000 shares of Common Stock. As of the date hereof, Ms. Ryan Berman beneficially owns 1,444 shares of Common Stock, including 135 shares directly owned by her spouse. As of the date hereof, Mr. Sonsteby beneficially owns 7,000 shares of Common Stock. As of the date hereof, Mariposa Associates, Ms. Brown and Mr. Steele do not beneficially own any shares of Common Stock.